
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4270

July 14, 2017

Mr. John S. Gulas
President and Chief Executive Officer
Trinity Capital Corporation
1200 Trinity Drive
Los Alamos, NM 87544

> **Re:** **Trinity Capital Corporation**
> **Registration Statement on Form S-1**
> **Filed June 23, 2017**
> **File No. 333-218952**

Dear Mr. Gulas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you and Strategic Value Bank Partners LLC (SVBP) have entered into a Standby Purchase Agreement pursuant to which SVBP will purchase up to 281,987 shares of common stock that are not purchased either in the directed share program or by shareholders in the rights offering. It appears that with regard to SVBP you may have commenced this transaction privately, and a transaction commenced privately cannot be converted to a registered offering and must be completed privately. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. In view of the foregoing, please provide us with your legal analysis under the Securities Act of 1933, as amended, as to why you believe it is appropriate to register your issuance of any shares of common stock to be purchased by SVBP in connection with the rights offering in this registration

statement. Otherwise, please revise your disclosure to reflect that any shares purchased by SVPB will be completed pursuant to an available exemption from registration.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 if you have any questions.

Sincerely,

/s/ Era Anagnosti

Legal Branch Chief
Office of Financial Services

cc: Beth Whitaker, Esq.